EXHIBIT 99.1

North American Construction Group Ltd. Announces Results for the Third Quarter Ending September 30, 2019
ACHESON, Alberta, October 29, 2019 -- North American Construction Group Ltd. (“NACG” or “the Company”) (TSX:NOA/NYSE:NOA) today announced results for the third quarter ending September 30, 2019.
Martin Ferron, Chairman and Chief Executive Officer of the Company stated; “Well above average rainfall in late July and August, both in terms of quantity and frequency, severely curtailed our activity in that period, such that only around $4 million of Adjusted EBITDA was generated in August. Despite this we posted another nicely profitable quarter, with the record performance from the Nuna Group of Companies being especially pleasing. Looking ahead, we now anticipate Adjusted EBITDA and EPS to be in the ranges of $170 million to $180 million and $1.65 to $1.85 per share, respectively, with the latter being well ahead of our year starting expectations. For 2020, we are even more confident in another strong year of growth based on the organic expansion projects we are nearing completion on.”
The Company has prepared its consolidated financial statements in conformity with accounting principles generally accepted in the United States (US GAAP). Unless otherwise specified, all dollar amounts discussed are in Canadian dollars. Please see the Company’s Management’s Discussion and Analysis (“MD&A”) for the quarter ending September 30, 2019 for further detail on the matters discussed in this release. In addition to the MD&A, please reference the dedicated Q3 2019 Results Presentation for more information on the Company’s results and projections which can be found on the Company's website under Investors - Presentations.
Highlights of the Third Quarter

•
Revenue for the quarter was $166.3 million, compared to $84.9 million for the prior year, an increase of $81.4 million (or 96%). Adjusted EBITDA for the quarter was $37.2 million compared to $19.1 million for the prior year, an increase of $18.2 million (or 95%) meaning the profit trend was consistent with the revenue trend despite the non-routine operational challenges faced in July & August of this year

•
Adjusted net earnings of $10.5 million in the quarter was $5.9 million higher than the prior year as the increase in Adjusted EBIT and the deferred income tax benefit were partially offset by an increase in interest expense

•
On August 7, 2019, the Company announced a change to its dividend policy whereby the regular dividend will be increased to $0.16 per common share per year, payable on a quarterly basis, up from the current $0.08 per year

•	On August 8, 2019, the Company announced the appointments of Maryse Saint-Laurent and Kristina Williams to its Board of Directors

•	Construction of the new component rebuild facility occurred throughout the quarter and is nearing the completion date scheduled for mid to late Q4
Declaration of Quarterly Dividend
On October 29, 2019, the NACG Board of Directors declared a regular quarterly dividend (the “Dividend”) of four Canadian cents ($0.04) per common share, payable to common shareholders of record at the close of business on November 30, 2019. The Dividend will be paid on January 3, 2020 and is an eligible dividend for Canadian income tax purposes.

Consolidated Financial Highlights

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands, except per share amounts)	2019	2018	2019	2018
Revenue	$166,269	$84,886	$529,612	$279,060
Project costs	67,126	31,593	211,555	104,849
Equipment costs	58,982	28,021	173,467	83,268
Depreciation	21,875	10,942	73,255	40,171
Gross profit(i)	$18,286	$14,330	$71,335	$50,772
Gross profit margin(i)	11.0%	16.9%	13.5%	18.2%

General and administrative expenses (excluding stock-based compensation)	5,040	6,191	19,852	17,544
Stock-based compensation expense	2,583	4,368	7,689	9,023
Interest expense, net	5,541	1,699	16,125	5,140
Net income and comprehensive income available to shareholders	7,561	1,466	28,636	12,630

Adjusted EBITDA(i)	37,248	19,097	126,440	73,392
Adjusted EBITDA margin(i)	22.4%	22.5%	23.9%	26.3%

Cash provided by operating activities prior to change in working capital(i)	29,830	17,526	104,426	68,618
Free Cash Flow(i)	(25,319)	21	(28,879)	29,541

Per share information
Basic net income per share	$0.29	$0.06	$1.13	$0.51
Diluted net income per share	$0.26	$0.05	$0.96	$0.44
Adjusted EPS(ii)	$0.41	$0.19	$1.34	$0.81
(i) See “Non-GAAP Financial Measures”. A reconciliation of net income and comprehensive income available to shareholders to EBIT, Adjusted EBIT and Adjusted EBITDA in the section titled “Non-GAAP Financial Measures”.
Results for the Third Quarter
For the three months ended September 30, 2019, revenue was $166.3 million, up from $84.9 million in the same period last year. The revenue growth in the current year is largely attributable to the fleet acquired in Q4 2018, which provided new work at the Fort Hills and Aurora mine sites and significant incremental work at the Millennium mines. Current year revenue at the Suncor site was primarily due to an increase in mine support services revenue and overburden removal activity, despite the abnormally wet weather experienced at the mine during the summer months. These increases were partially offset by reduced scope during the quarter at the Kearl mine. Revenue from Nuna of $12.8 million reflected peak activity volumes in their busy summer season with major project execution work on Baffin Island and in northern Saskatchewan. Of note, factoring in the Company's share of equity accounted revenue from Nuna of $12.6 million, the Company's share of combined revenue of $25.4 million is a record quarter for the Nuna Group of Companies as momentum continues to build and revenue synergies are realized.
For the three months ended September 30, 2019, gross profit was $18.3 million, and a 11.0% gross profit margin, up from a $14.3 million gross profit and down from a 16.9% gross profit margin in the same period last year. The gross profit increase of 27.6% was a direct result of the higher revenue in the quarter, but the decrease in margin was primarily due to the difficult operating conditions in July and August as a result of consistent rainfall. Increases in site clean-up activities which are not billable to the client and a larger proportion of low margin sub-contract activities were the primary specific drivers of margin reduction. Additionally, margins were impacted by increased equipment maintenance activities as the Company's equipment fleet was more readily available for required repairs and maintenance during these months. Partially offsetting these decreases were improved operating efficiency at the Kearl mine and strong gross margins achieved by Nuna.

For the three months ended September 30, 2019, depreciation was $21.9 million, or 13.2% of revenue, up from $10.9 million in the same period last year but comparable to the 12.9% of revenue in Q3 2018.
For the three months ended September 30, 2019, the Company recorded operating income of $10.3 million, an increase of $6.7 million from the $3.7 million for the same period last year. General and administrative expense, excluding stock-based compensation expense, was $5.0 million (or 3.0% of revenue) for the quarter, lower than the $6.2 million (or 7.3% of revenue) in the prior year. Stock-based compensation expense decreased $1.8 million compared to the prior year from the fluctuating share price on the carrying value of the Company's liability classified award plans.
For the three months ended September 30, 2019, the Company recorded $7.6 million net income and comprehensive income available to shareholders (basic income per share of $0.29 and diluted income per share of $0.26), compared to $1.5 million net income and comprehensive income available to shareholders (basic income per share of $0.06 and diluted income per share of $0.05) recorded for the same period last year.
For the three months ended September 30, 2019, the Company generated cash from operating activities prior to changes in working capital of $29.8 million compared to $17.5 million for the same period last year. The year over year cash flow improvement of $12.3 million is due to the $18.1 million increase in Adjusted EBITDA offset primarily by an increase in interest expense of $3.8 million. Free Cash Flow for the three months ended September 30, 2019 was a use of cash of $25.3 million primarily due to temporary changes in working capital balances which had a $35.0 million impact in the quarter.
Conference Call and Webcast
Management will hold a conference call and webcast to discuss the Company’s financial results for the quarter ended September 30, 2019 tomorrow, Wednesday, October 30, 2019 at 9:00 am Eastern Time (7:00 am Mountain Time).
The call can be accessed by dialing:
Toll free: 1-877-291-4570
International: 1-647-788-4919
A replay will be available through November 30, 2019, by dialing:
Toll Free: 1-800-585-8367
International: 1-416-621-4642
Conference ID: 6587134
A slide deck for the webcast will be available for download on the company’s website at www.nacg.ca/presentations/
The live presentation and webcast can be accessed at:
http://event.on24.com/r.htm?e=2107656&s=1&k=C89993BC3F84D2721E8B5FB76A8AF903
For those unable to listen live, a replay will be available using the link provided above until November 30, 2019.
Non-GAAP Financial Measures
This release contains non-GAAP financial measures. A non-GAAP financial measure is generally defined by the Canadian regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be adjusted in the most comparable US GAAP measures. In this release, non-GAAP financial measures are used, such as “gross profit”, “margin”, “Free Cash Flow”, “EBIT”, “Adjusted EBIT”, “Adjusted EBITDA”, and “Adjusted EPS”.
“Gross profit” is defined as revenue less: project costs, equipment costs, and depreciation. The Company believes that gross profit is a meaningful measure of the business as it portrays results before general and administrative overheads costs, amortization of intangible assets and the gain or loss on disposal of property, plant and equipment and assets held for sale. Management reviews gross profit to determine the profitability of operating activities, including equipment ownership charges and to determine whether resources, plant and equipment are being allocated effectively.
The Company will often identify a relevant financial metric as a percentage of revenue and refer to this as a margin for that financial metric. “Margin” is defined as the financial number as a percent of total reported revenue. Examples where NACG uses this reference and related calculation are in relation to “gross profit margin”, “net income margin”, “EBIT margin”, or “Adjusted EBITDA margin”.
The Company believes that presenting relevant financial metrics as a percentage of revenue is a meaningful measure of its business as it provides the performance of the financial metric in the context of the performance of revenue. Management reviews margins as part of its financial metrics to assess the relative performance of its results.
"Free Cash Flow" is defined as cash from operations less cash used in investing activities (including capital lease additions but excluding cash used for growth capital expenditures, cash used for / provided by acquisitions and proceeds from equipment sale leaseback). The Company feels free cash flow is a relevant measure of cash available to service its total debt repayment commitments, pay dividends, fund share purchases and fund both growth capital expenditures and strategic initiatives. A reconciliation of free cash flow can be found in the Company’s MD&A for the quarter ended September 30, 2019.
"EBIT" is defined as net income before interest expense and income taxes.
"Adjusted EBIT" is defined as EBIT excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash (liability and equity classified) stock-based compensation expense, gain or loss on disposal of property, plant and equipment, gain or loss on disposal of assets held for sale and certain other non-cash items included in the calculation of net income (loss).
"Adjusted EBITDA", is defined as Adjusted EBIT before depreciation and amortization. The Company believes that Adjusted EBIT and Adjusted EBITDA are meaningful measures of business performance because they exclude items that are not directly related to the operating performance of the business. Management reviews these measures to determine whether property, plant and equipment are being allocated efficiently.
"Adjusted net earnings" is defined as net income and comprehensive income available to shareholders excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash (liability and equity classified) stock-based compensation expense, gain or loss on disposal of property, plant and equipment, gain or loss on disposal of assets held for sale and certain other non-cash items included in the calculation of net income (loss).
"Cash provided by operating activities prior to change in working capital" is defined as cash used in or provided by operating activities excluding net changes in non-cash working capital.
"Adjusted EPS" is defined as net income and comprehensive income available to shareholders excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash (liability and equity classified) stock-based compensation expense, gain or loss on disposal of property, plant and equipment, gain or loss on disposal of assets held for sale and certain other non-cash items included in the calculation of net income (loss), divided by the weighted average number of common shares.
The Company believes that EBIT and Adjusted EBITDA are a meaningful measure of business performance because they exclude interest, income taxes, depreciation, amortization, the effect of certain gains and losses and certain non-cash items that are not directly related to the operating performance of its business. Management reviews EBIT and Adjusted EBITDA to determine whether property, plant and equipment are being allocated efficiently. In addition, the Company believes that Adjusted EBITDA is a meaningful measure as it excludes the financial statement impact of changes in the carrying value of the liability classified award plans as a result of movement of the Company’s share price.
As EBIT, Adjusted EBIT, Adjusted EBITDA, Adjusted net earnings and Adjusted EPS are non-GAAP financial measures, the Company’s computations may vary from others in the industry. These measures should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows and have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of the Company’s results as reported under US GAAP.
A reconciliation of Net income to EBIT, Adjusted EBIT and Adjusted EBITDA is as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2019	2018	2019	2018
Net income and comprehensive income available to shareholders	$7,561	$1,466	$28,636	$12,630
Adjustments:
Interest expense, net	5,541	1,699	16,125	5,140
Income tax (benefit) expense	(1,866)	537	488	4,672
EBIT(i)	11,236	3,702	45,249	22,442
Adjustments:
Gain on disposal of property, plant and equipment	—	—	(103)	(105)
Loss (gain) on disposal of assets held for sale	185	(34)	(187)	(231)
Stock-based compensation expense	2,583	4,368	7,689	9,023
Restructuring costs	—	—	1,442	—
Pre-2019 inventory correction	—	—	(2,775)	—
Loss on sublease	—	—	—	1,732
Loss on legacy claim settlement	1,235	—	1,235	—
Adjusted EBIT(i)	15,239	8,036	52,550	32,861
Adjustments:
Depreciation	21,875	10,942	73,255	40,171
Amortization of intangible assets	134	119	635	360
Adjusted EBITDA(i)	$37,248	$19,097	$126,440	$73,392
(i) See “Non-GAAP Financial Measures”.
Forward-Looking Information
The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “anticipate”, “believe”, “expect”, “should” or similar expressions. Forward looking statement include the statements that the Company anticipates adjusted EBITDA and EPS for 2019 to be in the ranges of $170 million to $180 million and $1.65 to $1.85 respectively and that the Company is confident in a strong year of growth based on the organic expansion projects we are nearing completion on.

The material factors or assumptions used to develop the above forward-looking statements include, and the risks and uncertainties to which such forward-looking statements are subject, are highlighted in the Company’s Management’s Discussion and Analysis (“MD&A”) for the quarter ended September 30, 2019 and for the year ended December 31, 2018. Actual results could differ materially from those contemplated by such forward-looking statements because of any number of factors and uncertainties, many of which are beyond NACG’s control. Undue reliance should not be placed upon forward-looking statements and NACG undertakes no obligation, other than those required by applicable law, to update or revise those statements. For more complete information about NACG, you should read the Company’s disclosure documents filed with the SEC and the CSA. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.
About the Company
North American Construction Group Ltd. (www.nacg.ca) is one of Canada’s largest providers of heavy civil construction and mining contractors. For more than 60 years, NACG has provided services to large oil, natural gas and resource companies.
For further information contact:
Jason Veenstra, CPA, CA
Chief Financial Officer
North American Construction Group Ltd.
(780) 948-2009
jveenstra@nacg.ca
www.nacg.ca